December 13, 2013

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 4561

Re:

OICco Acquisition IV, Inc.

Registration Statement on Form S-1

File No. 333-165760

RE: Request for Accelerated Effectiveness of Registration

Dear Mr. Shuman:

OICco Acquisition IV, Inc., hereby requests that its registration statement on Form S-1, File No. 333-165760 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on December 18, 2013, at 4 p.m.EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect  to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Miquel Dotres

Miquel Dotres, President

OICco Acquisition IV, Inc.